

Mail Stop 3720

April 24, 2007

VIA U.S. MAIL AND FAX (630) 798-3799

Mr. James Dite
Vice President and Controller
Tellabs, Inc.
One Tellabs Center
1415 W. Diehl Road
Naperville, Illinois 60563

> Re: **Tellabs, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2006**
> **Filed February 26, 2007**
> **File No. 0-9692**

Dear Mr. Dite:

We have reviewed your filings and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.   Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 29, 2006

Item 3. Legal Proceedings, pages 18

1. We note your disclosure of a consolidated class action complaint alleging certain violations of the Employee Retirement Security Act and seeking restitution, damages and other relief. Please disclose the amount sought in this complaint. Refer to Item 103 of Regulation S-K.

2. We were unable to locate disclosure of the consolidated class action suit and your assessment of the outcome in a note to the financial statements. Tell us your consideration of the factors cited in SFAS 5 in determining whether accrual or disclosure is required in the financial statements.

3. We further note that the consolidated class action complaint alleging certain violations of the federal securities law had been in litigation since 2002. Please disclose the amount sought. If material, please discuss the impact of the legal costs related to the subject complaints in the MD&A for all periods presented.

Exhibit 13. Annual Report to Stockholders

Revenue Recognition, page 26

4. We note your disclosure that many of your contracts contain customer acceptance provisions which are generally substantive. You further disclose that "in cases where you can demonstrate that the product or service has met all acceptance criteria prior to customer acceptance … (you) consider acceptance to be perfunctory, and therefore customer acceptance is not required." It is unclear to us why you consider otherwise substantive provisions to be perfunctory based on your limited disclosure. In reaching a conclusion that customer acceptance is unnecessary in order to recognize revenue where it is determined to be a substantive provision, please tell us, and disclose:

   - The nature of the customer acceptance provisions. Refer to Question 1 of SAB Topic 13:A.3.b.
   - The factors that demonstrate that the product or service has met all acceptance criteria prior to actual customer acceptance. Refer to Questions 2, 3, 4, and 5 of the above-cited SAB.
   - The factors that you considered in the evaluation of whether a remaining obligation, if present, related to a unit of accounting is inconsequential or perfunctory. Refer to Question 2 of SAB Topic 13:A.3.c.

17. Quarterly Financial Data (Unaudited), page 55

5. We note your gross profit percentage during the fourth quarter decreased significantly to 40% when compared to the previous six quarters. On page 22, you attributed a decline in your gross margin (in part) to costs related to deferred revenue. Please disclose the nature and magnitude of those costs, if material. Also tell us what caused the significant increase in deferred revenue as reported on the balance sheet.

6. Please tell us and disclose why your accounts receivable as of December 29, 2006 increased over the prior year, despite the revenue slowdown in the fourth quarter as discussed on page 23.

*   *   *   *

As appropriate, please amend your Form 10-K and respond to these comments via EDGAR within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. James Dite
Tellabs, Inc.
April 24, 2007
Page 4

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filings or in response to our comments on your filings.

        You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle
Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments
on the financial statements and related matters. Please contact me at (202) 551-3810 with any
other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director